Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Arris Resources Inc., 1255 West Pender Street, Vancouver, British Columbia, V6E 2V1
Telephone: 604-687-0879.

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta, and Ontario.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

[ ] Bio-tech	Mining
Financial Services	[ ]exploration/development
[ ] investment companies and funds	[ ] production
[ ] mortgage investment companies	[ ] Oil and gas
[ ] Forestry	[ ] Real estate
[ ] Hi-tech	[ ] Utilities
[ ] Industrial	[X] Other (describe)
No current business.

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

See Schedule I.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 31, 2007.

Item 6: For each security distributed:

(a)	describe the type of security,

(b)	state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

(c)	state the exemption(s) relied on.

5,250,000 units at a price of USD$0.05 per unit for gross proceeds of US$262,500. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of US$0.065 for a period of two years from closing. The exemption relied on is section 2.3 of National Instrument 45-106.

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Liechtenstein	2	$0.05335	$72,615.22
British Virgin Islands	4	$0.05335	$118,911.28

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Switzerland	2	$0.05335	$58,951.75
British West Indies	1	$0.05335	$29,609.25
Total number of Purchasers	9
Total dollar value of distribution in all jurisdictions (Canadian $)			$280,087.50
Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution
Taisun Holdings Ltd. 11631 Blundell Road Richmond, BC V6Y 1L4	$21,000	Nil	Nil	Nil	$21,000

Item 9: If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:	July 31, 2007
Arris Resources Inc.
Name of issuer (please print)
Curt Huber, President, Telephone: 604-687-0879
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

N/A.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.